SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 13.79/share (Bovespa)
NETC: US$ 6.57/ADR (NASDAQ)
XNET: € 4.73 /share (Latibex)
Total Shares: 338,739,120
Market Capitalization: R$ 4.7 billion
Closing Price on October 20, 2008

2008 Third Quarter Earnings Release

São Paulo, October 21, 2008 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; NASDAQ: NETC; and Latibex: XNET), the largest cable company in Brazil and one of the largest in Latin America with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), today announces its results for the third quarter of 2008 (“3Q08”).

Except where stated otherwise, the following financial and operating information is in accordance with Brazilian corporate legislation (“BR GAAP”) on a consolidated, pro-forma and unaudited basis, including the results of Vivax S.A. (“Vivax”) in Net’s consolidated results, as if the acquisition had actually occurred on January 1, 2007. Financial information according to US GAAP is shown in the footnotes. The differences between the figures in BR GAAP and US GAAP are due to the 13% appreciation in the average exchange rate of the Brazilian Real against the US Dollar in the period and the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP.”

Consolidated Financial Results (R$ million, excepted otherwise indicated)	3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08 x 9M07

Net Revenue	948	747	27%	2,669	2,103	27%
EBITDA(a)	247	204	21%	703	589	20%
EBITDA Margin	26%	27%	-	26%	28%	-
Net Income	(64)	51	n.a.	(4)	112	n.a.
Net Debt	561	550	2%
Net Debt / EBITDA (last 12 months)	0.61 x	0.72 x	-
Net Debt / EV(b)	0.09 x	0.05 x	-
Operating Highlights
Homes Passed (thousand)	9,530	8,978	6%
Bidirectional Homes Passed (thousand)	7,016	6,092	15%
Pay TV Client base (thousand)
Connected Clients	2,923	2,402	22%
Penetration over Homes Passed	31%	27%	-
Churn Rate – last 12 months	14.5%	14.6%	-
Digital	848	419	102%
Broadband Client Base (thousand)
Connected Clients	2,059	1,288	60%
Penetration over Bidirectional Homes	29%	21%	-
Churn Rate – last 12 months	17.1%	16.1%	-
Voice Service Client Base (thousand)
Connected Clients	1,532	497	208%
Penetration over broadband clients base	74%	39%	-
Revenue Generating Units(c) (thousand)	7,362	4,607	60%
Client ARPU (R$/households) (d)	135.63	128.47	5.6%

(a) EBITDA does not represent an accounting item or cash flow for the periods in question. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative to cash flow as a source of liquidity. In addition, the definition of EBITDA may not be comparable to that adopted by other companies.
(b) Enterprise value calculated based on the price of preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the same date.
(c) Sum of Pay TV, Digital Video, Broadband and Voice services.
(d) Composed of the sum of gross revenues from subscriptions, PPV and other service-related revenues, divided by the average connected households.

IR	Marcio Minoru Miyakava	Adriana Godinho	Maria Siqueira
Contacts	(11) 2111-2811	(11) 2111-2721	(11) 2111-2873
	minoru@netservicos.com.br	adriana.godinho@netservicos.com.br	maria.siqueira@netservicos.com.br

3Q08 Earnings Results
October 21, 2008
http://ir.netservicos.com.br
Page 2 of 15

EXECUTIVE SUMMARY

With its strategy focused on growth with profitability, delivery of higher quality products and services to its clients and investments in projects to remain competitive in the long run, the Company once again, in 3Q08, has posted results in line with this strategy. The Pay TV Service base closed the quarter with 2,923,000 clients, a 22% increase versus 3Q07. The Broadband client base reached 2,059,000 clients in the quarter, a 60% upturn on 3Q07 and the number of Voice clients increased 208% year-on-year to 1,532,000 clients. Net additions in the quarter were the highest ever in the Company’s history.

The Company’s financial result was also consistent with the ongoing growth strategy. The quarter closed with Net Revenue of R$ 948.0 million, up 27% on the R$ 747.4 million in 3Q07, due to the increase in number of clients, and the increased ARPU (Average Revenue Per User). ARPU in 3Q08 was R$ 135.63, 5.6% higher than the R$ 128.47 registered in 3Q07. Even with the healthy sales performance of NetFone.com, the product with lower subscription rates, ARPU continued to grow, demonstrating the Company’s capacity to increase its client base and offer value-added products, thus increasing the profitability of its client base.

Operating Costs ended the quarter at R$ 460.3 million, increasing by 26% when compared to the R$ 365.0 million registered in 3Q07. As a percentage of revenue, they remained stable at 48.6% . Main reasons for this increase were the continuous investments made to improve customer services, high usage of the link due to the growth in the broadband client base and higher programming costs due to a larger Pay TV client base.

Selling, General and Administrative Expenses totaled R$ 231.6 million, increasing by 37% over the R$ 168.9 million registered in 3Q07. While General and Administrative Expenses increased 10% year-on-year, representing 11% of Net Revenue, a 13% decrease year-on-year, Selling Expenses increased by 82%, representing 13% of Net Revenue, versus 9% in 3Q07. This increase in Selling Expenses was due to the substantial increase in the sales of all of the Company’s products during the quarter.

EBITDA before Selling Expenses totaled R$ 370.5 million, increasing 36% year-on-year. EBITDA margin before Selling Expenses was 39%, versus 36% in 3Q07, reflecting the significant growth in our client base, which was the key factor behind the EBITDA margin remaining stable at 26%. EBITDA totaled R$ 246.5 million in the quarter, 21% higher than the R$ 204.0 million registered in 3Q07.

Due to the US dollar-denominated debt in the Company’s balance sheet, the strong weakening of the Brazilian Real against the US Dollar resulted in foreign exchange losses of R$ 117.3 million in the quarter. However, it must be highlighted that these losses did not affect the Company’s cash position as it did not carry out any risky operations in the foreign exchange market and that its cash generation and position remain solid to fund the investments necessary for executing its accelerated growth strategy. The Company contracts foreign exchange hedging only for the import volumes estimated and payment of interest on debt over the term set by the Financial Committee. Another important issue to be considered is that, of the total debt in US Dollars, 43% relates to perpetual bonds, which do not represent any refinancing risk, and the remaining 57% relates to a loan from Banco Inbursa, maturing between 2017 and 2019. The Company does not have any short or medium-term debts in US Dollars.

In line with the Company’s focus on acquiring strategic assets, on August 29, NET announced the acquisition of ESC 90, a leading provider of Pay TV and broadband services in Brazil. ESC 90 has 31,000 Pay TV clients and 24,000 broadband clients, and operates under the “NET” brand in Vitória and Vila Velha in the state of Espírito Santo. Its 593 km network covers 106,000 homes. This acquisition, which is awaiting ANATEL’s approval, will improve the Company’s market share by increasing its area of operations without any network overlap.

OPERATING PERFORMANCE

• The Company closed the quarter with 7,362,000 Revenue Generating Units (“RGUs”), a 60% increase year-on-year. This increase was driven by the successful execution of the accelerated growth strategy, as reflected by the strong growth in the client base and the higher market potential brought on by the new product, NetFone.com.

• Pay TV net additions totaled 213,300 new clients, 118% higher year-on-year. The Company ended the quarter with a subscriber base of 2,923,000 clients, a record 22% increase over 3Q07. The Digital Video client base was 848,000 clients, growing by 102% over 3Q07 and a 29% penetration over the total Pay TV base. Churn rate in the past 12 months was 14.5% , slightly lower than the 14.6% registered in 3Q07. Of the total number of disconnections, 66% were requested by clients due to address change to areas not covered by the Company.

3Q08 Earnings Results
October 21, 2008
http://ir.netservicos.com.br
Page 3 of 15

• The Net Digital HD Max product already has around 15,000 clients, more than double over 2Q08. It is a Pay TV service which offers programs in high definition, along with an integrated digital recording system, allowing subscribers to watch the programs at their convenience.

• The Company launched a new Pay TV portfolio with differentiated options that cater to diverse segments of the population and families, with the campaign theme being: “a Net for each client". Along with the new portfolio, new TV channels were added to the program grid to further improve the program schedule.

• Broadband net additions totaled 261,200 new clients, and the total base reached 2,059,000 subscribers, representing a 60% rise year-on-year. Accordingly, penetration of bidirectional households reached 29% and, of the Pay TV base, 70%. Churn rate in the past 12 months rose from 16.1% to 17.2% in the quarter, but has been improving in comparison with previous quarters.

• The Company expanded its partnership with Embratel by offering value-added services such as Pay TV, Broadband and Voice to small and medium enterprises, under the package "Embratel PME". With this, it now offers voice services jointly with Embratel, and books these clients in the NetFone base. As per the agreement, revenues from voice and broadband services, as well as interconnection costs and taxes related to Embratel PME will be shared equally by the companies. For comparison purposes, the entire NetFone base history was adjusted to make the numbers comparable.

• Voice net additions totaled 416,000 new clients, 244% higher than in 3Q07. The client base closed the quarter with 1,532,000 clients, a 208% year-on-year increase. The penetration over Broadband users was 74%, showing that clients consider the product a quality and competitively priced alternative in the residential voice market. Here, we highlight the performance of NetFone.com, which ended the quarter with 265,000 clients.

ANALISYS OF CONSOLIDATED FINANCIAL RESULTS

1 Gross revenue1 in the quarter was R$ 1,262.4 million, 30% up on the R$ 971.5 million registered in 3Q07, chiefly due to the growth of the client base and the migration of clients to higher value-added packages, in Pay TV as well as broadband internet.

1.1 Subscription revenue2 in the quarter was R$ 1,114.2 million, 26% more than the 3Q07 total of R$ 884.5 million. This increase was driven by the higher number of RGUs, increase in prices of new packages and by the annual price increase in client’s agreements based on the IGP-M inflation index. As a percentage of the quarter’s gross revenue, Subscription revenues stood at 88%.

1.2 Hook-up Revenue3 rose from R$ 12.6 million in 3Q07 to R$27.7 million in 3Q08, growing by 120%, mainly due to the increased number of subscribers of NetFone.com and Net Digital HD Max.

1.3 Pay-per-view (“PPV”)4 Revenue was R$ 17.4 million in 3Q08, against R$ 26.9 million in 3Q07, down 35%. The decrease was due to the changes in suppliers’ contracts, most of which have now become shared-revenue contracts, net of costs. Without this change, PPV revenue would have been R$ 49.3 million, 83% higher than in 3Q07. The key factor was the 45% increase in the Socio Premiere base, the flagship PPV product.

1.4 Other Revenues5 rose from R$ 47.5 million in 3Q07 to R$ 103.1 million in 3Q08, representing a 117% increase, mainly due to the growth in revenue from voice services and Embratel PME.

2 Sales Deductions6 in the quarter stood at R$ 314.5 million, 40.3% more than the R$ 224.1 million in 3Q07. This increase is due to a growth in subscriber base and the increase in broadband revenue, which is taxed at a higher ICMS rate. As a percentage of gross revenue, Sales Deductions rose from 23.1% in 3Q07 to 24.9% in 3Q08.

3 Net Revenue7 ended the 3Q08 at R$ 948.0 million, 27% higher than the R$ 747.4 million in 3Q07.

4 Operating Costs8 totaled R$ 460.3 million in the quarter, against R$ 365.0 million in 3Q07, increasing by 26%, and a stable 48.6% as a percentage of net revenue. The main variations are explained in the items below:

____________________________________
1 In US GAAP, Gross Revenue grew by 48.5%, from US$ 510.2 million in 3Q07 to US$ 757.8 million in 3Q08.
2 In US GAAP, Subscription Revenue grew by 43.9%, from US$ 464.7 million in 3Q07 to US$ 669.0 million in 3Q08.
3 In US GAAP, Hook-up Revenue grew by 267.3%, from US$ 4.6 million in 3Q07 to US$ 17.0 million in 3Q08.
4 In US GAAP, PPV Revenue rose by 35.4%, from US$ 16.2 million in 3Q07 to US$ 10.5 million in 3Q08.
5 In US GAAP, Other Revenues increased by 148.3%, from US$ 24.7 million in 3Q07 to US$ 61.4 million in 3Q08.
6 In US GAAP, Sales Deductions grew by 56.9%, from US$ 120.3 million in 3Q07 to US$ 188.7 million in 3Q08.
7 In US GAAP, Net Revenue rose by 45.9%, from US$ 389.9 million in 3Q07 to US$ 569.1 million in 3Q08.
8 In US GAAP, Operating Costs grew by 45.9%, from US$ 189.2 million in 3Q07 to US$ 276.0 million in 3Q08.

3Q08 Earnings Results
October 21, 2008
http://ir.netservicos.com.br
Page 4 of 15

4.1 Programming and Royalties9 costs climbed 16%, from R$ 185.3 million in 3Q07 to R$ 215.5 million in 3Q08. In addition to the growth in the client base and the contractual adjustment of costs by certain channels, based on the IGP-M index, the migration of clients to higher value-added products contributed to the increase. As a percentage of net revenue, Programming and Royalties costs declined from 24.8% in 3Q07 to 22.7% in 3Q08, mainly due to changes in the PPV providers’ contracts. It is worth mentioning that the contracts with channels, including international providers, are denominated in Brazilian Reais.

4.2 Network Maintenance and Subscriber Costs10 rose from R$ 37.9 million in 3Q07 to R$ 42.5 million in 3Q08, a 12% increase driven by increased post rentals, higher spending on preventive network maintenance services and the fleet increase for the field teams. As a percentage of net revenue, such costs decreased by 4.5% in the quarter, versus 5.1% in 3Q07.

4.3 Loyalty Marketing costs11 dropped slightly by 2%, from R$ 4.2 million in the 3Q07 to R$ 4.1 million in the 3Q08. This decrease was due to the fewer printed program schedules. As a percentage of net revenue, they dropped from 0.6% in 3Q07 to 0.4% in 3Q08.

4.4 Payroll and Benefits costs rose 49%, from R$ 40.6 million in 3Q07 to R$ 60.3 million in 3Q08, mainly driven by the 53% growth in field service personnel (maintenance and installation in homes). As a percentage of net revenue, these expenses rose to 6.4% in 3Q08, compared to 5.4% in 3Q07.

4.5 Other Operating Expenses12 rose by 42%, from R$ 97.0 million in 3Q07 to R$ 137.8 million in 3Q08. The results were driven by increased expenses related to bandwidth consumption, due to the growth in the broadband client base and higher call center expenses. The growing demand for call center services results from the growth in the Net Combo subscribers base, which requires specialized client service, and investments towards subscriber loyalty and satisfaction with the services provided. As a percentage of net revenue, these rose from 13.0% in 3Q07 to 14.5% in 3Q08

5 Selling, General and Administrative Expenses13 (SG&A) totaled R$ 231.6 million in the quarter, a 37% increase over the R$ 168.9 million in 3Q07, due to the following:

5.1 Selling Expenses14 were R$ 123.9 million in the quarter, an 82% increase versus the R$67.9 million in 3Q07. The increase is mainly due to the higher expenses with sales commissions and intense marketing campaigns. As a percentage of net revenue, selling expenses rose from 9.1% in 3Q07 to 13.1% in 3Q08.

5.2 General and Administrative Expenses15 rose from R$ 97.6 million in 3Q07 to R$ 107.4 million this quarter, the 10% increase being mainly due to the increases spending on systems maintenance, implementation of the Interactive Voice Response unit (IVR) and administrative, legal and business consultancy services. As a percentage of net revenue, they declined from 13.1% in 3Q07 to 11.3% in 3Q08, which shows that these expenses are being managed efficiently.

5.3 Other Administrative Expenses16 totaled R$ 0.2 million, decreasing 94% from the R$ 3.3 million in 3Q07, mainly due to the creation of provisions for tax contingencies in the quarter, relating to the equalization of accounting practices after the acquisition of Vivax.

6 Bad Debt Expenses17 were R$ 9.6 million in 3Q08, remaining stable in relation to 3Q07. As a percentage of gross revenue, they decreased to less than 1% in 3Q08, proving the soundness of the credit portfolio despite the addition of a new client segment. Also worth mentioning is that approximately 50% of the client base is charged by auto-debit to the bank account, thereby diminishing the risk of default.

7 EBITDA18 (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 246.5 million in the quarter, 21% higher than the R$ 204.0 million in 3Q07, with EBITDA margin being 26%. EBITDA

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9 In US GAAP, Programming and Royalties increased by 34.2%, from US$ 96.5 million in 3Q07 to US$ 129.5 million in 3Q08.
10 In US GAAP, Network Expenses increased by 32.7%, from US$ 16.8 million in 3Q07 to US$ 22.6 million in 3Q08.
11 In US GAAP, Customer Relations expenses rose by 12.9%, from US$ 2.2 million in 3Q07 to US$ 2.5 million in 3Q08.
12 In US GAAP, Other Operating Expenses increased by 61.5%, from US$ 53.7 million in 3Q07 to US$ 86.7 million in 3Q08.
13 In US GAAP, SG&A expenses increased by 57.8%, from US$ 89.2 million in 3Q07 to US$ 140.7 million in 3Q08.
14 In US GAAP Selling Expenses rose 108.8%, from US$ 35.1 million in 3Q07 to US$ 73.2 million in 3Q08.
15 In US GAAP, General and Administrative Expenses increased by 28.9%, from US$ 52.3 million in 3Q07 to US$ 67.7 million in 3Q08.
16 In US GAAP, Other Administrative Expenses/Revenues fell from US$ 1.6 million negative in 3Q07 to a positive US$ 0.2 million in 3Q08.
17 In US GAAP, Bad Debt expenses rose 15.8% from US$ 4.9 million in 3Q07 to US$ 5.7 million in 3Q08.
18 In US GAAP, EBITDA grew by 37.5%, from US$ 106.7 million in 3Q07 to US$ 146.7 million in 3Q08.

3Q08 Earnings Results
October 21, 2008
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Page 5 of 15

Before Selling Expenses totaled R$370.5 million, up 36% year-on-year. EBITDA margin before Selling Expenses was 39%, versus the 36% in the 3Q07, since the strong growth of the client base has been the main factor behind the stable EBITDA margin at present.

8 Depreciation and Amortization19 expenses in 3Q08 totaled R$ 156.7 million, a 50% increase over the R$ 104.7 million recorded in 3Q07. Depreciation increased by 20%, due to the higher number of digital decoders as part of fixed assets. Amortization expenses rose by 149%, mainly due to the commencement of amortization of goodwill from the Vivax acquisition.

9 EBIT20 (Earnings Before Interest and Taxes) closed the quarter at R$ 89.8 million, a 10% decrease from the R$ 99.3 million in 3Q07, mainly due to the increase in Depreciation and Amortization expenses.

NET FINANCIAL RESULT

(R$ thousand)	3Q08	2Q08	3Q07
Net Financial Result	(113,773)	(8,797)	(12,833)

Monetary Indexation, net	(676)	(1,204)	(492)
Gain (loss) on exchange rate, net	(117,277)	25,793	13,256
Financial expenses	(30,965)	(53,600)	(45,974)
Financial income	35,145	20,214	20,377

Result from the sale of property and equipment	(1,513)	(2,812)	(6,047)
Other (non operating)	2,465	289	135

1 Net Financial Result was an expense of R$ 113.8 million in 3Q08, versus an expense of R$ 12.8 million in 3Q07. This result is due to the following factors:

1.1 Net Monetary Indexation21 totaled R$ 0.7 million, versus R$ 0.5 million in the 3Q07. Such a result was caused by the monetary restatement of the civil contingency provision.

1.2 Net Foreign Exchange Gain (Loss) 22 was a loss of R$ 117.3 million in 3Q08, resulting from the depreciation of the Brazilian Real against the US Dollar. The Company did not carry out any risky operation in the foreign exchange market, and this expense solely had an accounting effect, without impacting the Company’s cash position.

1.3 Financial Expenses23 declined 33%, from R$ 46.0 million in 3Q07 to R$ 31.0 million in 3Q08, mainly due to positive results in foreign exchange hedging taken out for payment of interest on perpetual bonds, repayment of the loan from Banco Inbursa and payments to foreign equipment suppliers.

1.4 Financial Income24 grew 72%, from R$ 20.4 million in 3Q07 to R$ 35.1 million in 3Q08, due to the higher average cash balance in the period and higher revenues from interest and fines charged on overdue subscriptions, as a result of greater collection efforts. It is important to mention that 100% of the Company’s cash is invested in fixed income securities of top financial institutions.

INCOME TAX AND NET INCOME

(R$ thousand)	3Q08	2Q08	3Q07
Income Tax and Social Contribution	(40,904)	(41,671)	(29,457)

Current	(20,250)	(25,576)	(10,941)
Deferred	(20,654)	(16,095)	(18,515)
Constitution of Tax Loss Carryforward and and Tem	(4,766)	(207)	2,731
Goodwill Amortization	(15,888)	(15,888)	(21,246)

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19 In US GAAP, Depreciation and Amortization grew by 22.0%, from US$ 62.5 million in 3Q07 to US$ 76.2 million in 3Q08.
20 In US GAAP, EBIT grew by 72.6%, from US$ 40.3 million in 3Q07 to US$ 69.5 million in 3Q08.
21 In US GAAP, Net Monetary Indexation went from a positive amount of US$ 0.224 million in 3Q07 to a negative amount of US$ 0.299 million in 3Q08.
22 In US GAAP, Net Foreign Exchange Gain went from US$7.3 million in 3Q07 to a negative amount of US$ 66.0 million in 3Q08.
23 In US GAAP, Financial Expenses fell by 18.9%, from US$ 24.4 million in 3Q07 to US$ 19.8 million in 3Q08.
24 In US GAAP, Financial Income grew by 96.5%, from US$10.7 million in 3Q07 to US$ 21.0 million in 3Q08.

3Q08 Earnings Results
October 21, 2008
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Page 6 of 15

1. Income Tax and Social Contribution25 (current and deferred) expenses in 3Q08 were R$ 40.9 million, versus R$ 29.5 million in 3Q07, due to the following reasons:

1.1 Current Income Tax and Social Contribution Tax were R$ 20.3 million, against R$ 10.9 million in 3Q07, an 85% increase, due to the rise in the operating income of the subsidiaries. Note that according to Brazilian tax law, Income Tax should be calculated and paid by each of the operating subsidiaries, which causes a distortion in the tax calculation when it is done directly on consolidated results. Thus, the tax amount, which impacts the cash position, averages 16%, against the nominal tax rate of 34%.

1.2 Deferred Income Tax and Social Contribution Tax were R$ 20.7 million in 3Q08, against R$ 18.5 million in 3Q07, mainly due to the temporary difference in the reversal of contingency provisions.

2 The Company closed the quarter with Net Loss26 of R$ 63.9 million, versus Net Income of R$ 51.1 million in 3Q07. Despite a better operating and financial performance in comparison with 3Q07, the non-cash loss on US Dollar-denominated debt resulted in said Net Loss.

LIQUIDITY, CAPITALIZATION AND DEBT

R$ Thousand	3Q08	2Q08	3Q07
Short Term Debt	80,581	39,155	42,960

Interests	48,027	12,259	35,725
Finame	32,554	26,896	7,235

Long Term Debt	1,536,693	1,403,240	1,135,422

Debentures 6th issuance	580,000	580,000	580,000
Perpetual Notes	287,145	238,785	275,832
Finame	116,688	96,075	59,590
CCB	170,000	170,000	220,000
Bilateral Loan	382,860	318,380	-

Total Debt	1,617,273	1,442,394	1,178,382

Cash and Cash Equivalents	1,055,789	966,977	628,718

Net Debt	561,485	475,417	549,664

US dollar-denominated debt	682,655	560,310	278,181
% of Total Debt	42.2%	38.8%	23.6%
Brazilian real-denominated debt	934,619	882,084	900,201
% of Total Debt	57.8%	61.2%	76.4%

• Gross Debt, which includes interest booked and the principal, closed the quarter at R$ 1,617.3 million, a 37% increase over 3Q07. This increase is due to the loan obtained from Banco Inbursa and the raising of R$ 26.3 million through Finame. The debt amount also increased due to the depreciation of the Brazilian Real against the US dollar.

• Cash, cash equivalents and short-term investments grew 68%, from R$ 628.7 million in 3Q07 to R$ 1,055.8 million in 3Q08, due to the Banco Inbursa and Finame loans. Excluding said loans, cash would have increased by 2.8%, proving solid cash flow generation.

• Accordingly, Net Debt27 in the quarter totaled R$ 561.5 million, against R$ 549.7 million in 3Q07, a 2% increase. Net Debt/EBITDA ratio fell from 0.72x to 0.61x in 3Q08.

• Total Investments (CAPEX) in 3Q08 were R$ 260.2 million, representing 27% of net revenue. Of the total, 67% were allocated to Client Installations (variable Capex), where expenses with home installations and node breakings are booked. Discretionary projects, which represented 18% of total investments, were mainly allocated to expenses relating to network redundancy and general improvements to infrastructure. The remaining 15% make up the fixed installment, destined mainly to IT.

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25 In US GAAP, Income Tax and Social Contribution declined from US$ 20.1 million in 3Q07 to US$ 2.7 million in 3Q08.
26 In US GAAP, Net Income went from US$ 14.0 million in 3Q07 to US$ 2.3 million in 3Q08.
27 In US GAAP, Net Debt, which does not include the interest booked in the period, went from US$ 268.2 million to US$ 280.7 million in 3Q08.

3Q08 Earnings Results
October 21, 2008
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Page 7 of 15

Year-to-date CAPEX totaled R$ 628 million, a 13% increase year-on-year, mainly due to the increased number of installations for new subscribers. Total discretionary and fixed installments dropped by 26% till 3Q08 in comparison with same period last year, showing that the higher investments are related to the Company’s strong growth.

• The following table shows the evolution of the Company’s key financial indicators:

Financial Ratios	3Q08	2Q08	3Q07
EBITDA / Interest Expenses	5.30	6.09	5.56
Current Ratio	1.96	2.07	1.84
Net Debt / EBITDA	0.61	0.54	0.72
Net Debt/ Enterprise Value	0.09	0.06	0.05

EBITDA / Active Subscribers	$314	$323	$318
Net Revenues/Active Subscribers	$1,186	$1,206	$1,133

CAPITAL MARKET

The recent crisis in the global stock markets has reflected in the Company’s shares, which are traded on both Bovespa and the NASDAQ. Average daily trading volume in the quarter dropped to R$ 24 million on the Bovespa but rose to US$ 9 million on the NASDAQ. NET’s share price fell in both markets, accompanying its market index, the Ibovespa.

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, all the Revenues were positively influenced by the fall in the US Dollar in relation to Brazilian Real. On the other hand, all the costs and expenses were higher for the same reason. Average exchange rate in 3Q08 was R$ 1.6687, against R$ 1.9178 in 3Q07, a 13% appreciation of the Real. In addition, while converting the results and the balance sheet from Brazilian GAAP (BR GAAP) to US GAAP, the U.S. accounting regulations are reflected according to FASB’s (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the following differences.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	3Q08

EBITDA em BR GAAP (R$ million)	246.5

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	0.6
Subscribers sign-in costs	(1.4)
Programming costs	0.5
Advanced expenses	(0.1)
Other	(0.4)

EBITDA in US GAAP (R$ million)	246.0

Difference in EBITDA (US GAAP - LS GAAP)	(0.5)
EBITDA in US GAAP (US$ million)	147.3

Net Income in BR GAAP (R$ million)	(63.9)

Adjustments that affected Net income in US GAAP (R$ million)	-

EBITDA	(0.5)
Depreciation and Amortization	27.5
Income tax and social contribuition	39.6
Other	0.9

Net Income in US GAAP (R$ million)	3.6

Difference in Net Income (US GAAP - BZ GAAP)	67.5
Net income in US GAAP (US$ million)	2.4

Sum may not mach due to rounding

• In US GAAP, Hook-up Revenue is deferred by the amount that exceeds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fees, the difference was negative in 3Q08 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$ 0.6 million was recognized as the deferred

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hook-up revenue in this quarter, which is the reason for higher revenue in US GAAP in comparison to BR GAAP in the quarter.

• In US GAAP, Client Installation Costs are deferred and include installation materials, payroll and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP, this item was R$ 1.4 million lower than in the BR GAAP this quarter.

• Previous negotiations of program contracts from December 2003 generated discounts conditioned on the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were R$ 0.5 million lower than in BR GAAP in 3Q08.

• In US GAAP, the difference in costs resulting from the migration of outsourced call center systems was recognized in the 2007 results, whereas under BR GAAP these costs were deferred and are being amortized over 36 months. In 3Q08, revenue totaled R$ 0.2 million.

• As a result of the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$ 0.5 million less than EBITDA under BR GAAP, totaling R$ 246.0 million (US$ 146.7 million) in 3Q08.

• Under US GAAP, goodwill from the acquisition of companies is not amortized and, in accordance with SFAS 142 “Goodwill and Intangible Assets”, is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, goodwill is amortized monthly using the straight-line method, while US GAAP includes the amortization of the acquisition of Vivax and subsidiaries. As a result, Depreciation and Amortization Expenses in US GAAP were R$ 27.5 million lower in 3Q08.

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used to calculate the amount of income tax and social contribution due. Under BR GAAP, current and deferred taxes are calculated in accordance with the prevailing tax regulations. As a result, this revenue was R$ 39.6 million lower in US GAAP.

• Considering all these differences in accounting procedures, Net Income in US GAAP came to R$ 3.6 million (US$ 2.2 million) in 3Q08, as against a net loss of R$ 63.9 million under BR GAAP.

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UPCOMING EVENTS

1.	Conference Call – 3rd Quarter 2008 Earnings Release

Date: October 21, 2008
BR GAAP (in Portuguese)
	08:00 a.m. (Eastern Time)	Telephone: +55 (11) 2188-0188
Replay till October 28, 2008: + 55 (11) 2188-0188
Conference ID: NET Serviços
Live webcast at: http://ir.netservicos.com.br

BR GAAP (In English):
	09:00 a.m. (Eastern Time)	Telephone: (1 412) 858-4600
Conference ID: NET Serviços
Replay till October 28, 2008: (1 412) 317-0088
Conference ID for replay: 423890#
Live webcast at: http://ir.netservicos.com.br

2.	Public Meetings
	São Paulo - APIMEC	Rio de Janeiro - APIMEC
	Venue: Grand Hyatt São Paulo	Venue: Casa Julieta de Serpa
	Av. Nações Unidas, 13,301	Av. Praia do Flamengo, 340
	Date: November 7, 2008	Date: November 6, 2008
	Time: 8:30 a.m. (Brasilia time)	Time: 8:30 a.m. (Brasilia time)

3.	Expected Dates for Upcoming Results
4th quarter 2008 --Æ February 2009

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend, substantially, on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, subject to change without prior notice.

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FINANCIAL STATEMENTS IN BR GAAP – Pro Forma (Unaudited)

Net Serviços de Comunicação S.A.
Income Statemet
Brazilian Corporate Law - (R$ thousands)	3Q08	2Q08	3Q07	9M08	9M07
Revenues
Subscriptions	1,114,172	1,032,437	884,457	3,120,617	2,495,031
Sign-on and hookup-up fees	27,736	16,843	12,612	50,987	22,945
Other Revenues	120,529	114,788	74,409	339,210	208,189
PPV	17,424	20,709	26,947	72,211	74,395
Others	103,105	94,079	47,462	266,999	133,794
Gross Revenues	1,262,436	1,164,068	971,479	3,510,813	2,726,165
Services and other taxes	(314,488)	(272,936)	(224,084)	(842,230)	(623,033)
Net Revenues	947,950	891,132	747,395	2,668,583	2,103,133

Direct Operating Expenses	(460,259)	(418,855)	(365,026)	(1,274,215)	(995,971)
Programming & Royalties	(215,478)	(205,886)	(185,343)	(625,756)	(545,844)
Network Expenses	(42,527)	(38,514)	(37,854)	(117,092)	(94,894)
Customers Relations	(4,110)	(3,935)	(4,188)	(11,910)	(11,515)
Payroll and Benefits	(60,340)	(56,204)	(40,632)	(162,221)	(97,438)
Other Costs	(137,804)	(114,317)	(97,010)	(357,236)	(246,279)

Selling, General and Adminstrative Expenses	(231,556)	(232,979)	(168,877)	(661,951)	(544,859)
Selling	(123,911)	(91,471)	(67,928)	(284,099)	(190,461)
General & adminstrative	(107,453)	(128,841)	(97,618)	(360,949)	(308,950)
Other income/ (expense), net	(192)	(12,667)	(3,331)	(16,902)	(45,449)

Bad Debt Expenses	(9,591)	(7,463)	(9,465)	(28,940)	(29,005)
Non recurring adjustment	-	-	-	-	55,323
EBITDA	246,544	231,835	204,027	703,477	588,620
EBITDA margin	26%	26%	27%	26%	28%

Depreciation and Amortization	(156,737)	(151,221)	(104,683)	(450,684)	(356,245)
Depreciation	(97,010)	(94,010)	(80,685)	(278,635)	(243,707)
Amortization	(59,727)	(57,211)	(23,997)	(172,049)	(112,538)

EBIT	89,805	80,614	99,344	252,792	232,377
EBIT margin	9%	9%	13%	9%	11%

Monetary indexation, net	(676)	(1,204)	(492)	(2,415)	(800)
Loss on exchange rate, net	(117,277)	25,793	13,256	(86,631)	45,428
Financial Expenses	(30,965)	(53,600)	(45,974)	(120,277)	(204,137)
interest, charges, arrears and fine	(43,913)	(32,397)	(33,199)	(106,615)	(103,765)
interest financial expenses others (suppliers and taxes)	(2,641)	(5,653)	(3,511)	(12,737)	(24,005)
other financial expenses	15,589	(15,550)	(9,264)	(925)	(76,368)
Financial Income	35,145	20,214	20,377	73,732	61,851
Other financial income	35,145	20,214	20,377	73,732	61,851
Loss on sale of fixed assets	(1,513)	(2,812)	(6,047)	(3,553)	(3,880)
Other (non-operating)	2,465	289	135	3,080	749

Income/(loss) bef. Investees, min.ints.	(23,014)	69,294	80,599	116,729	131,588
Current income tax	(20,250)	(25,576)	(10,941)	(59,102)	(32,542)
Deferred income tax	(20,654)	(16,095)	(18,515)	(61,645)	(141,376)

Income/(loss) bef. investees, mmin. Ints	(63,918)	27,624	51,142	(4,018)	(42,331)
Non recurring adjustment	-	-	-	-	154,560

Net Income (loss)	(63,918)	27,624	51,142	(4,018)	112,229

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NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q08%		2Q08%		3Q07%
Brazilian Corporate Law (R$ thousand) - non-audited
Assets
Cash & cash equivalents	1,055,788	18.5%	966,977	17.4%	628,718	12.7%
Account receivable from subscriber - net	153,047	2.7%	151,751	2.7%	140,210	2.8%
Other receivables	35,834	0.6%	73,431	1.3%	37,635	0.8%
Income tax recoverable	74,857	1.3%	56,884	1.0%	29,586	0.6%
Deferred income tax	61,286	1.1%	64,536	1.2%	78,953	1.6%
Prepaid expenses	28,509	0.5%	26,349	0.5%	26,660	0.5%
Inventories	54,482	1.0%	59,002	1.1%	78,353	1.6%
Total Current Assets	1,463,802	25.6%	1,398,932	25.2%	1,020,115	20.5%
Investments	1,718,705	30.1%	1,754,774	31.6%	1,836,028	37.0%
Net Property & Diferred	2,129,408	37.3%	1,983,546	35.7%	1,708,252	34.4%
Other Assets	398,123	7.0%	412,844	7.4%	403,275	8.1%
Judicial Deposits	22,180	0.4%	20,963	0.4%	19,279	0.4%
Diferred taxes recoverable	366,120	6.4%	381,071	6.9%	373,189	7.5%
Other receivables	9,822	0.2%	10,810	0.2%	10,807	0.2%
Total Long-term Assets	4,246,236	74.4%	4,151,164	74.8%	3,947,555	79.5%
Total Assets	5,710,038	100.0%	5,550,096	100.0%	4,967,670	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	325,958	5.7%	302,971	5.5%	271,736	5.5%
Provision for payables	11,913	0.2%	11,174	0.2%	2,826	0.1%
Income tax payable	59,677	1.0%	39,473	0.7%	20,373	0.4%
Short-term debt	55,157	1.0%	33,596	0.6%	20,320	0.4%
Debentures	25,424	0.4%	5,558	0.1%	22,640	0.5%
Payroll accruals	13,181	0.2%	11,658	0.2%	9,875	0.2%
Other payable accounts	253,954	4.4%	270,578	4.9%	207,426	4.2%
Tax accruals	85,660	1.5%	80,722	1.5%	66,715	1.3%
Payroll provision	130,263	2.3%	104,461	1.9%	80,101	1.6%
Other debts	38,031	0.7%	85,395	1.5%	60,610	1.2%
Total Curret Liabilities	745,265	13.1%	675,007	12.2%	555,196	11.2%

Long-term debt	956,693	16.8%	823,240	14.8%	555,422	11.2%
Debentures	580,000	10.2%	580,000	10.5%	580,000	11.7%
Payroll and Benefits	13,758	0.2%	11,825	0.2%	0	0.0%
Taxes and contributions payable	4,026	0.1%	4,401	0.1%	4,645	0.1%
Provision for contingencies	595,031	10.4%	597,472	10.8%	590,402	11.9%
Future periods results	77,463	1.4%	59,848	1.1%	38,976	0.8%
Others Debts	3,417	0.1%	0	0.0%	0	0.0%
Total Long Term Liabilities	2,230,388	39.1%	2,076,786	37.4%	1,769,445	35.6%

Total Liabilities	2,975,652	52.1%	2,751,793	49.6%	2,324,642	46.8%

Capital Stock	5,540,346	97.0%	5,540,346	99.8%	5,466,968	110.1%
Goodwill reserves	212,142	3.7%	212,142	3.8%	285,520	5.7%
Accumulated Losses	(3,018,103)	-52.9%	(2,954,184)	-53.2%	(3,109,458)	-62.6%
Shareholders' Equity	2,734,385	47.9%	2,798,303	50.4%	2,643,029	53.2%

Liabilities and Stockholders´ Equity	5,710,038	100.0%	5,550,096	100.0%	4,967,670	100.0%

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NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	3Q08	2Q08	3Q07
Brazilian Corporate Law (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	966,977	602,040	563,381
Results of the period	(63,918)	27,624	51,142
Non-cash items	325,021	181,499	155,573
Exchange losses, monetary indexation and interest expenses, net	124,100	(17,507)	(2,749)
Depreciation and Amortization	156,737	151,221	104,683
Diferred income taxes	20,654	16,096	18,525
Estimated liability for tax, labor and civil claims and assesssments	(14,758)	(2,720)	(10,295)
Interest on loans, net	43,618	32,279	33,151
Gain (loss) on Hedge	-	-	6,183
Result on sale of assets, net	(5,330)	2,130	6,048
Minority shareholders	-	-	27

Decrease (Increase) in assets	18,007	(47,773)	(9,533)
Trade accounts receivable	(1,296)	(8,528)	(12,731)
Recoverable income taxes	(20,427)	(14,144)	(5,329)
Prepaid expenses	(1,124)	(2,712)	2,976
Inventories and others assets	4,520	3,487	8,361
Other Assets	36,334	(25,876)	(2,810)

Increase (decrease) in liabilities	53,838	110,012	29,419
Accounts payables to supliers and programmers	22,986	2,726	26,415
Income taxes payable	25,141	28,887	9,486
Payroll and related charges	27,325	32,288	18,037
Sales taxes, accrued expenses and other liabilities	(21,614)	46,111	(24,519)
Increase (decrease) in workine capital	71,845	62,239	19,886

Cash flow from investing activities	(261,199)	(195,497)	(190,027)
Acquisitions of investments	(1,964)	-	(3,818)
Acquisition of property and equipment	(260,213)	(195,035)	(186,826)
Proceeds from the sale of equipment	978	(462)	617

Cash flow from financing activities	17,062	289,073	28,763
Issuances	31,470	23,759	37,499
Repayments	(14,408)	(54,206)	(8,736)
Related parties transactions	-	319,520	-

Change in cash and cash equivalents	88,811	364,937	65,337

Cash and cash equivalents, end of the period	1,055,788	966,977	628,718

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FINANCIAL STATEMENTS IN US GAAP – Pro Forma (Unaudited)

Net Serviços de Comunicação S.A.
Income Statement	3Q08	2Q08	3Q07	9M08	9M07
US GAAP (US$ thousand) - non-audited

Revenues
Subscriptions	668,986	624,043	464,738	1,853,482	1,253,668
Sign-on and hookup revenue, net	16,985	10,737	4,624	32,102	10,953
Gross sign-on and hookup fee revenue	16,620	10,190	4,471	30,475	9,380
Deferred sign-on and hookup fee revenue,net	365	547	153	1,627	1,573
Other Revenues	71,817	68,957	40,882	200,368	103,585
PPV	10,452	12,450	16,170	42,527	39,419
Others	61,365	56,507	24,711	157,841	64,165
Gross Revenues	757,788	703,737	510,244	2,085,952	1,368,206
Services and other taxes	(188,731)	(165,003)	(120,313)	(500,393)	(312,232)
Net Revenues	569,057	538,734	389,931	1,585,559	1,055,974

Direct Operating Expenses	(275,953)	(253,777)	(189,184)	(757,536)	(497,861)
Programming & Royalties	(129,483)	(124,316)	(96,501)	(371,336)	(272,723)
Network Expenses	(22,262)	(19,180)	(16,779)	(58,377)	(45,750)
Customers Relations	(2,465)	(2,376)	(2,184)	(7,070)	(5,770)
Payroll and Benefits	(35,033)	(34,014)	(20,021)	(95,334)	(47,597)
Others	(86,710)	(73,891)	(53,699)	(225,419)	(126,021)

Selling, General and Administrative Expenses	(140,709)	(140,423)	(89,154)	(394,619)	(251,045)
Selling	(73,211)	(55,355)	(35,064)	(168,144)	(96,533)
General & administrative	(67,662)	(77,628)	(52,485)	(217,031)	(154,073)
Other income/(expense), net	164	(7,440)	(1,605)	(9,444)	(439)

Bad Debt Expenses	(5,726)	(4,446)	(4,943)	(17,002)	(11,984)

EBITDA	146,669	140,088	106,650	416,402	295,084
EBITDA Margin	26%	26%	27%	26%	28%

Depreciation and Amortization	(76,215)	(73,956)	(62,454)	(216,710)	(159,661)
Depreciation	(69,029)	(66,681)	(56,069)	(195,389)	(149,460)
Amortization	(7,186)	(7,275)	(6,385)	(21,321)	(10,201)
Loss on write-down of equipment, net	(950)	(1,674)	(3,938)	(2,180)	(5,031)
EBIT	69,504	64,458	40,258	197,512	130,392
EBIT Margin	12%	12%	10%	12%	12%

Monetary indexation, net	(299)	(833)	224	(1,038)	142
Loss on exchange rate, net	(65,990)	15,501	7,290	(47,785)	23,492
Financial expenses	(19,761)	(32,269)	(24,376)	(73,767)	(79,863)
Financial income	21,014	12,235	10,693	43,805	31,025
Other (non-operating)	539	171	66	897	(3,033)

Income/(loss) bef. tax, investees, min. ints.	5,007	59,263	34,156	119,624	102,156
Current income tax	(12,056)	(15,436)	(10,826)	(35,098)	(13,615)
Deferred income tax	9,366	(16,401)	(9,292)	(29,167)	(31,618)

Income/(loss) bef. Investees, min.ints.	2,317	27,426	14,038	55,359	56,923
Minority Interest	-	-	(8)	-	(62)
Net Income (Loss)	2,317	27,426	14,030	55,359	56,861

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Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q08%		2Q08%		3Q07%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	551,527	16.8%	607,436	16.1%	339,652	11.7%
Short term investments	0	0.0%	0	0.0%	2,360	0.1%
Accounts receivable	189,034	5.8%	219,115	5.8%	161,245	5.5%
Inventories	28,461	0.9%	37,064	1.0%	42,926	1.5%
Other	8,250	0.3%	6,440	0.2%	6,121	0.2%
Income tax recoverable	39,104	1.2%	35,734	0.9%	16,089	0.6%
Deferred income tax	24,500	0.7%	8,706	0.2%	10,864	0.4%
Prepaid expenses	14,447	0.4%	16,017	0.4%	14,034	0.5%
Total current assets	855,323	26.1%	930,512	24.7%	593,291	20.4%

Goodwill on acquisition of subsidiaries	870,143	26.5%	1,046,937	27.8%	903,963	31.1%
Net property and equipment	1,078,902	32.9%	1,204,717	32.0%	891,115	30.7%
Other assets	477,337	14.5%	585,755	15.5%	518,641	17.8%
Judicial Deposits	85,361	2.6%	99,619	2.6%	88,344	3.0%
Deferred and recoverable taxes	116,517	3.6%	147,422	3.9%	137,388	4.7%
Intangible assets	267,510	8.2%	328,908	8.7%	285,893	9.8%
Other receivable	7,949	0.2%	9,806	0.3%	7,016	0.2%
Total Long-term assets	2,426,382	73.9%	2,837,409	75.3%	2,313,719	79.6%

Total assets	3,281,705	100.0%	3,767,921	100.0%	2,907,010	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	170,274	5.2%	190,319	5.1%	147,962	5.1%
Income taxes payable	30,330	0.9%	23,781	0.6%	10,078	0.3%
Short-term debt	0	0.0%	16,896	0.4%	0	0.0%
Current portion of long-term debt	17,006	0.5%	0	0.0%	3,595	0.1%
Interest payable	25,088	0.8%	7,701	0.2%	19,766	0.7%
Deferred Revenue	98,617	3.0%	109,627	2.9%	81,295	2.8%
Payroll and contributions payable	6,887	0.2%	7,325	0.2%	5,370	0.2%
Other payables and accruals	128,111	3.9%	140,360	3.7%	138,082	4.7%
Tax accruals	44,735	1.4%	50,693	1.3%	36,395	1.3%
Payroll provision	68,048	2.1%	65,620	1.7%	43,559	1.5%
Other debts	15,328	0.5%	24,047	0.6%	58,128	2.0%
Total Current Liabilities	476,313	14.5%	496,009	13.2%	406,148	14.0%

Long-term debt	499,761	15.2%	517,143	13.7%	301,356	10.4%
Debentures	302,983	9.2%	364,344	9.7%	315,406	10.8%
Deferred sign-on, hookup fee and programming benefit	46,050	1.4%	44,465	1.2%	29,031	1.0%
Taxes and payables and accruals	64,514	2.0%	68,791	1.8%	2,446	0.1%
Total long-term liabilities	913,308	27.8%	994,743	26.4%	648,239	22.3%

Provision for contigencies	341,497	10.4%	413,736	11.0%	364,273	12.5%

Capital stock - preffered and common shares	3,360,986	102.4%	3,360,986	89.2%	3,323,809	114.3%
Additional paid-in-capital	37,503	1.1%	37,503	1.0%	73,539	2.5%
Accumulated deficit	(1,749,242)	-53.3%	(1,751,559)	-46.5%	(1,881,373)	-64.7%
Accumulated other comprehensive loss, net	(98,660)	-3.0%	216,503	5.7%	(27,625)	-1.0%
Shareholders' equity	1,550,587	47.2%	1,863,433	49.5%	1,488,350	51.2%

Total Liabilities and Shareholders' Equity	3,281,705	100.0%	3,767,921	100.0%	2,907,010	100.0%

3Q08 Earnings Results
October 21, 2008
http://ir.netservicos.com.br
Page 15 of 15

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	3Q08	2Q08	3Q07
US GAAP (US$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	607,436	341,591	290,198
Results of the period	2,317	27,426	14,030
Non-cash items	149,800	108,689	88,677
Exchange losses, monetary indexation and interest expense, net	90,364	16,332	21,845
Depreciation and amortization	76,215	73,956	62,453
Deferred income taxes	(9,367)	16,403	9,292
Estimated liability for tax, labor and civil claims and assessments	(8,282)	(1,655)	(5,356)
Deferred sign-on and hook-up fee revenue	77	56	-
Amortization of deferred revenues	(156)	(891)	(623)
Purchase of short investments	-	2,814	31
Write off and disposal of assets, net	949	1,674	1,035
Decrease (Increase) in assets	(4,958)	(39,999)	(27,359)
Trade accounts receivable	(8,643)	(13,857)	(10,927)
Recoverable income taxes	(11,959)	(6,611)	(17,884)
Prepaid expenses and other assets	15,644	(19,531)	1,452
Increase (decrease) in liabilities	45,905	71,436	31,619
Accounts payable to suppliers and programmers	(9,797)	7,434	13,515
Income taxes payable	13,754	17,292	2,950
Payroll and related charges	16,248	26,492	9,492
Sales taxes, accrued expenses and other liabilities	25,700	20,218	5,662
Increase (decrease) in working capital	40,947	31,437	4,260
Cash flow from investing activities	(155,393)	(118,201)	(86,917)
Acquistion of property and equipment	(155,922)	(117,939)	(88,882)
Proceeds from the sale of equipment	529	(262)	1,965

Cash flow from financing activities	10,276	(18,773)	15,156
Issuances	19,052	14,400	33,454
Repayments	(8,776)	(33,173)	(4,448)
Capital increase	-	-	(13,850)
Related partes	-	200,000	-

Effect of exchange rate changes on cash	(103,856)	35,267	14,248

Change in cash and cash equivalents	(55,909)	265,845	49,454

Cash and cash equivalents, end of the period	551,527	607,436	339,652

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.